Room 4561

July 30, 2008

Gordon Coburn
Chief Financial Officer
Cognizant Technology Solutions Corporation
500 Glenpointe Centre West
Teaneck, New Jersey 07666

> **Re:** **Cognizant Technology Solutions Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed February 28, 2008**
> **Form 10-Q for the quarterly period ended March 31, 2008**
> **Filed May 12, 2008**
> **File No. 000-24429**

Dear Mr. Coburn:

We have completed our review of your Form10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Stephen Krikorian
Accounting Branch Chief